SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of May, 2004

AIR FRANCE

(translation of registrant’s name into English)

45, rue de Paris, 95747 Roissy-CDG Cedex. France

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F: Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☒    No  ☐

Roissy, 11 May 2004

APRIL 2004 TRAFFIC

è	Good performance of passenger operations
è	Seat load factor up 5.8 points to 79.5%

Passenger Operations

The presentation of the newly consolidated traffic figures of Air France-KLM has resulted in an harmonization of the geographic route area definitions of both airlines. April 2003 figures have been restated accordingly.

Apart from a favourable basis effect due to the impact of SARS last year, both Air France and KLM posted improved passenger operations, recovering their pre-crisis (April 2001) traffic level.

–	Air France’s traffic rose by 18.2% for an 11.9% increase in capacity compared to last year. The load factor gained 4.1 points to 77.7%.

–	KLM’s traffic increased by 21.7% on an 8.6% rise in capacity. The load factor increased by 8.9 points to a high 82.9%.

As a consequence, the Air France-KLM Group reported a good performance in April 2004. Combined traffic increased by 19.5% while capacity was up 10.7%. This resulted in a load factor increase of 5.8 points to 79.5%. Excluding Asia/Pacific, traffic was up 13.4% for a 9.5% growth in capacity, resulting in a 2.8-point improvement in the load factor (79.1%).

This overall good performance was mainly driven by long-haul operations.

–	The Americas network performed well, thanks notably to the buoyant Latin American market where both airlines posted record high load factors.

–	On the Asian routes, the year-on-year comparison is distorted by the strong impact of SARS in April 2003.

–	Africa posted a positive commercial performance while the Middle East benefited from a weak basis due to the war in Iraq last year.

–	On the Caribbean & Indian Ocean routes, where Air France accounts for more than 80% of the network, the French airline decreased its capacity in order to take into account the new competitive environment. The combined load factor stands at a high 84.0%.

The European network (including the domestic French market) posted a positive performance (load factor up 1.6 points to 69.4%).

Cargo Operations

Air France and KLM are currently finalizing the harmonization of their calculation method for cargo capacity. The figures provided herein are the addition of Air France and KLM cargo operations under their respective calculation methods. Restated figures for April 2004 and 2003 will be provided in the next traffic release.

Combined cargo traffic increased by 10.8% for a 12.9% rise in capacity. This resulted in a 1.3-point drop in cargo load factor to 67.7%.

For Air France alone, cargo traffic rose 7.8% while capacity grew by 14.7%. The load factor declined by 4.1 points to 63.4%.

KLM’s cargo capacity was 10.5% higher compared to last year. This increase is the result of the introduction of a new Boeing 747-400ER freighter. Cargo traffic was up 14.6%. As a consequence, the load factor improved by 2.6 points to 73.5%.

Calendar

è	In order to provide a comparative base, you will receive the restated monthly traffic data of Air France-KLM for the past fiscal year (FY 2003-04) by the end of May.

è	Tuesday 18 May 2004

–	Publication of Air France FY 2003-04 results at 7:30 a.m. (Paris time)

–	Analyst meeting at CDG at 11:30 a.m. (Paris time)

Contact: Dominique Barbarin +33 (0)1 41 56 88 60 -dobarbarin@airfrance.fr- website:www.airfrance finance.com

STATISTICS

Passenger Operations (million)

	April				Cumulative
Total Group	2004	2003	%		2004	2003	%
Passengers carried (000)	5,590	4,947	+13.0%		5,590	4,947	+13.0%
Available seat-kilometers (ASK)	18,010	16,264	+10.7%		18,010	16,264	+10.7%
Revenue pax-kilometers (RPK)	14,313	11,981	+19.5%		14,313	11,981	+19.5%
Passenger load factor (%)	79.5	73.7	+5.8	pts	79.5	73.7	+5.8	pts

Europe (including France)
Passengers carried (000)	4,017	3,670	+9.5%		4,017	3,670	+9.5%
Available seat-kilometers (ASK)	4,432	4,057	+9.2%		4,432	4,057	+9.2%
Revenue pax-kilometers (RPK)	3,075	2,750	+11.8%		3,075	2,750	+11.8%
Passenger load factor (%)	69.4	67.8	+1.6	pts	69.4	67.8	+1.6	pts

America (North and South)
Passengers carried (000)	615	502	+22.5%		615	502	+22.5%
Available seat-kilometers (ASK)	5,263	4,646	+13.3%		5,263	4,646	+13.3%
Revenue pax-kilometers (RPK)	4,502	3,733	+20.6%		4,502	3,733	+20.6%
Passenger load factor (%)	85.5	80.4	+5.2	pts	85.5	80.4	+5.2	pts

Asia / Pacific
Passengers carried (000)	327	218	+49.9%		327	218	+49.9%
Available seat-kilometers (ASK)	3,595	3,100	+16.0%		3,595	3,100	+16.0%
Revenue pax-kilometers (RPK)	2,905	1,925	+50.9%		2,905	1,925	+50.9%
Passenger load factor (%)	80.8	62.1	+18.7	pts	80.8	62.1	+18.7	pts

Middle East and Africa
Passengers carried (000)	352	261	+35.0%		352	261	+35.0%
Available seat-kilometers (ASK)	2,320	1,944	+19.3%		2,320	1,944	+19.3%
Revenue pax-kilometers (RPK)	1,815	1,443	+25.8%		1,815	1,443	+25.8%
Passenger load factor (%)	78.2	74.2	+4.0	pts	78.2	74.2	+4.0	pts

Caribbean-Indian Ocean
Passengers carried (000)	279	296	(5.8)%		279	296	(5.8)%
Available seat-kilometers (ASK)	2,401	2,518	(4.6)%		2,401	2,518	(4.6)%
Revenue pax-kilometers (RPK)	2,016	2,129	(5.3)%		2,016	2,129	(5.3)%
Passenger load factor (%)	84.0	84.6	(0.6	)pts	84.0	84.6	(0.6	)pts

Cargo Operations (million)

	April				Cumulative
Total Group	2004	2003	%		2004	2003	%
Available tonne-km (ATK)	1,256	1,113	12.9%		1,256	1,113	12.9%
Revenue tonne-km (RTK)	850	767	10.8%		850	767	10.8%
Cargo load factor (%)	67.7	69.0	(1.3	)pts	67.7	69.0	(1.3	)pts

Europe (including France)
Available tonne-km (ATK)	44	44	0.4%		44	44	0.4%
Revenue tonne-km (RTK)	9	8	11.4%		9	8	11.4%
Cargo load factor (%)	21.1	19.0	2.1	pts	21.1	19.0	2.1	pts

America (North and South)
Available tonne-km (ATK)	422	405	4.1%		422	405	4.1%
Revenue tonne-km (RTK)	288	278	3.4%		288	278	3.4%
Cargo load factor (%)	68.3	68.8	(0.5	)pts	68.3	68.8	(0.5	)pts

Asia / Pacific
Available tonne-km (ATK)	579	480	20.6%		579	480	20.6%
Revenue tonne-km (RTK)	426	365	16.7%		426	365	16.7%
Cargo load factor (%)	73.5	76.0	(2.5	)pts	73.5	76.0	(2.5	)pts

Middle East and Africa
Available tonne-km (ATK)	122	97	25.4%		122	97	25.4%
Revenue tonne-km (RTK)	75	63	19.3%		75	63	19.3%
Cargo load factor (%)	61.6	64.8	(3.2	)pts	61.6	64.8	(3.2	)pts

Caribbean-Indian Ocean
Available tonne-km (ATK)	90	87	3.1%		90	87	3.1%
Revenue tonne-km (RTK)	52	53	(0.7)%		52	53	(0.7)%
Cargo load factor (%)	58.5	60.8	(2.3	)pts	58.5	60.8	(2.3	)pts

2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto authorized.

Air France

Date: May 11, 2004	By	/s/ Dominique Barbarin

	Name:	Dominique Barbarin
	Title:	Head of Investor Relations